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                            July 28, 2023

       David Stybr
       Chief Executive Officer
       Livento Group, Inc.
       17 State Street
       New York, New York

                                                        Re: Livento Group, Inc.
                                                            Amendment No. 2 to
Form 10-K for the Year Ended December 31, 2022
                                                            Filed June 28, 2023
                                                            File No. 000-56457

       Dear David Stybr:

              We have reviewed Amendment 2 to your Form 10-K and June 30, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 22, 2023 letter.

       Form 10-K filed June 28, 2023

       Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
       Stockholder Matters, page 26

   1. Please refer to prior comment 1 and clarify how the 51% of the voting power held by
                                                        David Stybr is impacted
if the 100 shares of Series A Preferred Stock held by Mr. Stybr changes. Clarify
whether Mr. Stybr will retain 51% of the voting power regardless of whether he holds 1
share of Series A Preferred Stock or 200 shares of Series A Preferred
                                                        Stock. Disclose whether
the Series A Preferred Stock grants 51% of the voting power to any holder in the event
that Mr. Styber sells or transfers his shares.
 David Stybr
Livento Group, Inc.
July 28, 2023
Page 2
Note 6 - Common-Control Transaction - ASC 805-50, page F-12

2. We note your response to our comment 2, however your disclosure in the filing has not changed. We are re-issuing the comment. Please revise the disclosure to provide a clear timeline of events, including how control / ownership in each entity was determined.
      Disclose how Mr. David Stybr obtained control of both Livento Group, LLC and
      NuGene International Inc. Disclose why ownership in class A and / or class
      C shares provides control. Also, disclose how Livento Group, LLC became Livento
      Group, Inc.
General

3. We note that the company entered into an agreement with Loredo LLC in May 2023 to acquire interests in projects in exchange for cash and 391,590,193 shares of common stock. Given that the company had 227,001,268 shares of common stock issued and outstanding as of December 31, 2022, it appears that the issuance to Loredo exceeds the number of authorized shares of 500 million. Please advise.
        You may contact Inessa Kessman, Senor Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney at
202-551-3887 or Jan Woo, Legal Branch Chief at 202-551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Stybr
                                                           Division of
Corporation Finance
Comapany NameLivento Group, Inc.
                                                           Office of Technology
July 28, 2023 Page 2
cc:       Frank Hariton
FirstName LastName